Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with regard to the beneficial ownership of Common Shares, par value $0.05 per share, of Borr Drilling Limited, a Bermuda company, and further agree that this Joint Filing Agreement be included as an exhibit to the Statement on Schedule 13G. In evidence thereof the undersigned hereby execute this Agreement as of the 12th day of February, 2021.

Schlumberger Limited

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Director, Corporate Legal Affairs

Schlumberger Oilfield Holdings Limited

By:	/s/ Celia Rodrigues
Name:	Celia Rodrigues
Title:	Vice President and Treasurer